Exhibit 21
List of Subsidiaries of CTPartners Executive Search Inc.
1.	CTPartners UK Limited (London, U.K.)
2.	CTPartners SAS (Paris, France)
3.	CTPartners HK Limited (Hong Kong)
4.	CTPartners Pte. Ltd. (Singapore)
5.	CTPartners Commercial Consulting (Shanghai) Co., Ltd. (Shanghai, China)

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